Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel: 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

John J. O’Brien

Partner

215.963.4969

March 22, 2023

FILED AS EDGAR CORRESPONDENCE

Ms. Anu Dubey

Staff Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Post-Effective Amendment No. 2 to the Registration Statement of DoubleLine ETF Trust (File Nos. 333-260030 and 811-23746)

Dear Ms. Dubey:

On behalf of our client, DoubleLine ETF Trust (the “Trust”), this letter responds to the comments and questions you provided via telephone on January 31, 2023, regarding the Trust’s Post-Effective Amendment No. 2, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 6, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on January 13, 2023 pursuant to Rule 485(a)(2) under the 1933 Act (the “Amendment), for the purpose of introducing the DoubleLine Commercial Real Estate ETF and DoubleLine Mortgage ETF as new series of the Trust (each, a “Fund” and together, the “Funds”). As indicated in the Amendment, DoubleLine ETF Adviser LP (the “Adviser”) serves as investment adviser to the Funds. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Ms. Anu Dubey

March 22, 2023

1.	Comment. Please identify the exchange on which shares of the Funds will be traded. See Item 1(a)(2) of Form N-1A.

Response.        The Trust confirms that shares of the Funds will be traded on the NYSE Arca, Inc. and that such disclosure has been added in response to the Staff’s comment.

2.	Comment. With respect to the Commercial Real Estate ETF, please disclose in either the Fund’s investment objective or in the Fund’s principal investment strategies what “total return” includes.

Response.        In response to the Staff’s comment, the Fund has revised its investment objective as follows: “The DoubleLine Commercial Real Estate ETF’s investment objective is to seek current income and capital preservation. As a secondary objective, the Fund seeks long-term capital appreciation.”

3.	Comment. For each Fund’s principal investment strategies, in the second sentence of the first paragraph, please consider replacing “intends to” with “will.”

Response.        In response to the Staff’s comment, the requested change has been made with respect to each Fund.

4.

Comment.        With respect to the Commercial Real Estate ETF, please disclose examples of other investments with economic characteristics similar to commercial real estate instruments (e.g., derivatives) in the second sentence of the first paragraph of the Fund’s principal investment strategies.

Response.        In response to the Staff’s comment, the Fund has added disclosure indicating that derivative instruments, including credit default swaps, are a type of investment with economic characteristics similar to commercial real estate instruments.

5.

Comment.        With respect to the Commercial Real Estate ETF, where the third sentence of the first paragraph of the Fund’s principal investment strategies states “without limitation,” please disclose all commercial real estate investments and other investments with similar characteristics that are part of the Fund’s principal investment strategies.

Response.        In response to the Staff’s comment, the Fund has deleted the phrase “without limitation,” as the list of instruments currently disclosed in the principal investment strategies is believed to be a complete list of such principal investments.

6.

Comment.        For both Funds, please briefly disclose what Real Estate Mortgage Investment Conduits (“REMICs”) are. In addition, because there is no specific risk factor describing REMIC or Re-REMIC risks in the principal risks section, please confirm that risks of these instruments are described in the principal risk section, or add a risk factor for REMICs.

Response.        In response to the Staff’s question, each Fund has added a clause that explains that REMICs are private entities formed for the purpose of holding a fixed pool of mortgages secured by interests in real property. Separately, the Trust confirms that risks associated with investments in REMICs are sufficiently described in each Fund’s current principal risk section (e.g., mortgage-backed securities risk, real estate sector risk, counterparty risk).

Ms. Anu Dubey

March 22, 2023

7.

Comment.        With respect to the Commercial Real Estate ETF, disclose that the Fund will concentrate in the commercial real estate industry or real estate industry, or explain to the Staff why it would not be appropriate to state such.

Response.        Because the Fund will not concentrate its investments in securities issued by companies primarily engaged in the commercial real estate or real estate industry, and will instead invest primarily in instruments that represent direct or indirect exposure to borrowings tied to various commercial real estate markets (including pooled instruments), the Fund takes the position, for purposes of Section 8(b)(1) of the 1940 Act, that it will not concentrate its investments in a particular industry or group of industries. Nonetheless, the Fund has adopted as a non-fundamental policy pursuant to Rule 35d-1, that it will, under normal circumstances, invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in commercial real estate instruments or other investments with economic characteristics similar to commercial real estate instruments, such as derivative instruments (including credit default swaps). This non-fundamental policy, coupled with the Fund’s principal investment strategies and principal risks disclosure, apprises investors that an investment in the Fund will represent exposure to the commercial real estate markets and the risks related to such an investment.

8.

Comment.        For each Fund’s principal investment strategies, if the Fund will invest only in registered investment companies as part of its principal strategies, please revise the phrase “other investment companies” to state “other registered investment companies.”

Response.        In response to the Staff’s comment, the requested change has been made with respect to each Fund.

9.

Comment.        For each Fund, please disclose in either the Fund’s principal investment strategies or in the Fund’s Item 9 disclosure that the Fund will consider the holdings of any underlying funds when determining compliance with its 80% investment policy.

Response.        In response to the Staff’s comment, the Trust has supplemented its Item 9 disclosure to state that when determining compliance with its 80% policy, each Fund will consider the underlying investments of any investment companies in which it invests, to the extent practicable. This disclosure is consistent with that of the other series of the Trust.

10.

Comment.        With respect to the Commercial Real Estate ETF, we note that the Fund refers to “junk bonds” in its principal risk disclosure. If the Fund will invest in junk bonds as part of its principal investment strategies, please disclose that in the Fund’s principal investment strategies.

Response.        The Fund does not expect to invest in junk bonds as part of its principal investment strategies. Nonetheless, because the reference to “junk bonds” in the principal risks disclosure is illustrative of the concept of credit risk and should not confuse a reasonable investor into thinking that the Fund will invest significantly in junk bonds, the Fund has determined to maintain the disclosure as-is.

11.

Comment.        For each Fund’s “Securities or Sector Selection Risk” in the principal risks disclosure, please disclose whether the Fund will focus on a particular sector at launch and if so, provide specific risks of that sector in each Fund’s principal risks section, as applicable.

Response.        In response to the Staff’s comment, we have enhanced each Fund’s principal risk

Ms. Anu Dubey

March 22, 2023

disclosure to state that although neither Fund will focus or concentrate its investments in companies within the real estate sector, the risk characteristics of each Fund’s portfolio will be closely tied to that of the real estate sector. Risks related to investments in the real estate sector are then described in close proximity within the prospectus.

12.

Comment.        For each Fund’s “Loan Risk” in the principal risks disclosure, please specify whether covenant lite loans are part of the Fund’s principal investment strategies and, if so, provide corresponding disclosure in each Fund’s principal investment strategies, as applicable.

Response.        Neither Fund expects to invest in covenant-lite loans as part of its principal investment strategies (e.g., more than 5% of a Fund’s assets). Nonetheless, because each Fund will invest in loan interests, generally, as part of its principal investment strategies, and because the reference to covenant-lite loans in the principal risks disclosure is illustrative of a risk that could be applicable to certain loans within each Fund’s portfolio, the Fund has determined to maintain the disclosure as-is, which the Fund does not believe would result in a reasonable investor incorrectly concluding that either Fund will invest significantly in covenant-lite loans.

13.

Comment.        With respect to the Commercial Real Estate ETF’s “Real Estate Sector Risk” in the principal risks disclosure, please consider revising the risk heading to “Commercial Real Estate Sector Risk” and consider tailoring the risk disclosure as needed for commercial real estate (e.g., effects of a pandemic on office buildings).

Response.        In response to the Staff’s comment, the Fund has enhanced its real estate sector risk disclosure and tailored it to the commercial real estate markets.

14.

Comment.        For each Fund’s “Financial Services Risk” in the principal risks disclosure, please explain to the Staff why this is a principal risk for the Fund, given that there is no reference to investing in the financial services sector in the principal strategies section of the Fund.

Response.        Because the loans and mortgage interests in which each Fund will directly or indirectly invest (including through pooled vehicles) are originated by banking institutions and financial services companies, each Fund has determined to retain “Financial Services Risk” in its principal risks disclosure.

15.	Comment. For each Fund, please indicate to the Staff which broad-based index the Fund plans to use in its total return table.

Response.        The Commercial Real Estate ETF currently expects to use the Bloomberg U.S. Aggregate 1-3 Year Bond Index as the broad-based index in the Fund’s total return table. The Mortgage ETF currently expects to use the Bloomberg U.S. Mortgage-Backed Securities Index as the broad-based index in the Fund’s total return table.

16.	Comment. With respect to the Mortgage ETF’s investment objective, please identify the benchmark index by name in the investment objective to clarify the objective.

Response.        In response to the Staff’s comment, the Bloomberg U.S. Mortgage-Backed Securities Index has been added to the Fund’s investment objective. As stated in the Fund’s Item 9 disclosure, because the Fund’s investment objective is non-fundamental, a change to the Fund’s benchmark index would not require shareholder approval or prior notice and could be approved solely by the Board of Trustees. As a practical matter, the Trust would seek to provide shareholders

Ms. Anu Dubey

March 22, 2023

with reasonable prior notice, under the circumstances, in the event of any change to the benchmark index.

17.

Comment.        With respect to the Mortgage ETF, disclose that the Fund will concentrate in the residential real estate industry or real estate industry, or explain to the Staff why it would not be appropriate to state such.

Response.        Because the Fund will not concentrate its investments in securities issued by companies primarily engaged in the residential real estate or real estate industry, and will instead invest primarily in instruments that represent direct or indirect exposure to borrowings tied to various residential real estate markets (including pooled instruments), the Fund takes the position, for purposes of Section 8(b)(1) of the 1940 Act, that it will not concentrate its investments in a particular industry or group of industries. Nonetheless, the Fund has adopted as a non-fundamental policy pursuant to Rule 35d-1, that it will, under normal circumstances, invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in residential mortgage-backed securities and other residential mortgage-related securities deemed to be rated investment grade at the time of purchase. This non-fundamental policy, coupled with the Fund’s principal investment strategies and principal risks disclosure, apprises investors that an investment in the Fund will represent exposure to the residential real estate markets and the risks related to such an investment.

18.

Comment.        With respect to the Mortgage ETF’s principal investment strategies, please clarify briefly, in plain English, what “performing, non-performing and/or re-performing loans” are. Please clarify the disclosure to show that instruments backed by collateral, such as these, are residential mortgage securities.

Response.        In response to the Staff’s comment, we have clarified the disclosure to illustrate that non-performing loans are loans currently delinquent or in default and re-performing loans are loans that were previously, but are no longer, delinquent or in default. The Fund does not believe that further clarifying changes with respect to the characterization of such instruments as residential mortgage securities are necessary at this time.

19.	Comment. With respect to the Mortgage ETF’s principal investment strategies, please clarify briefly what “inverse floaters” are.

Response.        In response to the Staff’s comment, the Fund has added an explanatory parenthetical that describes inverse floaters as instruments whose coupon rate is inversely related to the reference rate.

20.

Comment. With respect to the Mortgage ETF’s principal investment strategies, if the Fund invests in below investment grade securities as a principal strategy, please disclose such, including a reference to “junk bonds” and disclose the corresponding risks in the Fund’s principal risks section.

Response.        The Fund does not expect to invest in junk bonds as part of its principal investment strategies. Nonetheless, because the reference to “junk bonds” in the principal risks disclosure is illustrative of the concept of credit risk and should not confuse a reasonable investor into thinking that the Fund will invest significantly in junk bonds, the Fund has determined to maintain the disclosure as-is.

Ms. Anu Dubey

March 22, 2023

21.	Comment. Please note that the same comments provided with respect to the Funds’ summary sections apply to the Funds’ Item 9 disclosure.

Response.         The Trust confirms that it has made corresponding edits to each Fund’s Item 9 disclosure.

22.

Comment.        With respect to the “Temporary Defensive Strategies” section of the prospectus, please remove the following language “or deemed consistent with the then existing market conditions,” given that temporary defensive positions must be defensive investments and not a way for a Fund to pursue a new, non-defensive strategy.

Response.        The Trust respectfully declines to make the requested change. The Trust notes that the following sentence under “Temporary Defensive Strategies” provides context for the above-referenced language in a manner consistent with the staff’s comment: “The Fund’s Adviser then may, but is not required to, temporarily use alternative strategies that are mainly designed to limit the Fund’s exposure to such adverse conditions under the circumstances.”

23.	Comment. With respect to the Exhibits in the Part C, please confirm that a new legality opinion will be filed for the Trust’s new series.

Response.        Morgan Lewis confirms that it will provide a legality opinion with respect to shares of the Funds, which will be filed as an exhibit to the effective registration statement amendment, filed pursuant to Rule 485(b).

24.	Comment. On the signature page of the filing, please identify the Trust’s Chief Accounting Officer/Controller. See Section 6(a) of the Securities Act of 1933.

Response.        The Trust confirms that the signature page accompanying the Trust’s Rule 485(b) filing will identify Mr. Chase as the Trust’s Chief Financial Officer and Treasurer. The Trust believes that this title clearly indicates that Mr. Chase is functioning in a role equivalent to that of Chief Accounting Officer/Controller.

We greatly appreciate your thoughtful comments and review. If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien